08027219

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 29 2008
Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65342

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brown Advisory Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 South Bond Street, Suite 400
(No. and Street)

Baltimore	Maryland	21231
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David M. Churchill — 410-537-5414
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state, last, first, middle name*)

111 South Calvert Street	Baltimore	Maryland	21202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 27 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David M. Churchill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brown Advisory Securities, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

D. M. Churchill

David M. Churchill

Chief Financial Officer

Title

Nina C. Millman

Notary Public

My Commission Expires 5/1/2011

NINA C. MILLMAN NOTARY PUBLIC BALTIMORE COUNTY, MD

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

BROWN ADVISORY SECURITIES, LLC

Financial Statements

(Together with Independent Auditors' Report
on Internal Control Required by SEC Rule 17a-5)

December 31, 2007 and 2006

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
111 South Calvert Street
Baltimore, MD 21202

Independent Auditors' Report

The Member
Brown Advisory Securities, LLC:

We have audited the accompanying statements of financial condition of Brown Advisory Securities, LLC as of December 31, 2007 and 2006, and the related statements of operations, changes in member's equity, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brown Advisory Securities, LLC as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

KPMG LLP

KPMG LLP

February 28, 2008

BROWN ADVISORY SECURITIES, LLC

Statements of Financial Condition

December 31, 2007 and 2006

(In thousands)

Assets		**2007**	**2006**
Cash and cash equivalents	$	2,670	1,885
Receivable from clearing organization		1,357	1,263
Receivable from Brown Investment Advisory & Trust Company (note 7)		146	—
Prepaid expenses and other assets		448	281
Investment securities at market value, cost of $1,089 in 2007 and $1,038 in 2006 (note 3)		1,091	1,030
Deferred tax asset (note 9)		345	60
Deposits with clearing organization (note 4)		103	100
	$	6,160	4,619
Liabilities and Member's Equity			
Accrued compensation	$	1,896	1,792
Payable to clearing organization		50	77
Payable to Brown Investment Advisory & Trust Company (note 7)		—	352
Accrued expenses and other payables		161	233
Total liabilities		2,107	2,454
Member's equity		4,053	2,165
	$	6,160	4,619

See accompanying notes to financial statements.

BROWN ADVISORY SECURITIES, LLC

Statements of Operations

Years ended December 31, 2007 and 2006

(In thousands)

		2007	2006
Revenues:			
Asset based fees	$	14,672	10,454
Commissions		6,475	5,802
Interest		615	692
Investment income, including realized and unrealized gains of $41 and $17 in 2007 and 2006, respectively		208	118
Other		12	33
		21,982	17,099
Operating expenses:			
Employee compensation and benefits		16,529	14,095
Service bureau		619	806
Occupancy and equipment		659	655
Communications		175	224
Other		926	1,082
		18,908	16,862
Income before income taxes		3,074	237
Income tax expense (note 9)		795	47
Net income	$	2,279	190

See accompanying notes to financial statements.

BROWN ADVISORY SECURITIES, LLC

Statements of Changes in Member's Equity

Years ended December 31, 2007 and 2006

(In thousands)

		Capital contributions (distributions)	Cumulative deficit	Total member's equity
Balance at December 31, 2005	$	6,586	(5,025)	1,561
Capital contributions		414	—	414
Net income		—	190	190
Balance at December 31, 2006		7,000	(4,835)	2,165
Capital contributions		609	—	609
Distributions to member		(1,000)	—	(1,000)
Net income		—	2,279	2,279
Balance at December 31, 2007	$	6,609	(2,556)	4,053

See accompanying notes to financial statements.

BROWN ADVISORY SECURITIES, LLC

Statements of Cash Flows

Years ended December 31, 2007 and 2006

(In thousands)

		2007	2006
Cash flows from operating activities:			
Net income	$	2,279	190
Adjustments to reconcile net income to net cash provided by operating activities:			
Noncash compensation expense		2,014	2,392
Realized and unrealized gains on investment securities		(41)	(17)
Changes in operating assets and liabilities:			
Receivable from clearing organization, net		(121)	(196)
Prepaid expenses and other assets		(167)	(23)
Deferred tax asset		(285)	(60)
Deposits with clearing organization		(3)	7
Accrued compensation		104	239
Due to/from Brown Investment Advisory & Trust Company, net		(1,903)	(1,750)
Accrued expenses and other payables		(72)	109
Net cash provided by operating activities		1,805	891
Cash flows used by investing activity:			
Net purchases of investment securities		(20)	(12)
Cash flows used by financing activity:			
Distributions to member		(1,000)	—
Net increase/(decrease) in cash and cash equivalents		785	879
Cash and cash equivalents at the beginning of year		1,885	1,006
Cash and cash equivalents at the end of year	$	2,670	1,885

Supplement schedule of noncash financing acitivites:			
Capital contributions related to allocated share-based compensation expense from Holdings	$	609	414

See accompanying notes to financial statements.

(1) Organization and Nature of Business

Brown Advisory Securities, LLC (the Company) is a broker dealer registered under the Securities Exchange Act of 1934. The Company's sole member is Brown Advisory Holdings Incorporated (Holdings). The Company became a member of the National Association of Securities Dealers, Inc. (NASD) on September 3, 2002. In July 2007, the NASD merged with the New York Stock Exchange's regulation committee to form the Financial Industry Regulatory Authority.

The Company introduces and forwards securities transactions on a fully disclosed basis to a carrying broker-dealer. The Company may be required to indemnify the carrying broker-dealer for losses resulting from the failure of the Company's customers to meet their obligations to pay for or deliver securities.

(2) Summary of Significant Accounting Policies

(a) Commission Revenues and Related Expenses

Commission revenues and related expenses are recorded on a trade date basis.

(b) Asset Based Fees

Asset based fees are generally based on the market value of the assets under management and are determined on a quarterly basis.

(c) Cash and Cash Equivalents

The Company considers all investments in highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. Cash equivalents are carried at amortized cost which approximates market value.

(d) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition and the amounts of revenues and expenses for the reporting period. Actual results may differ from those estimates.

(e) Income Taxes

The Company is included in the federal and state income tax returns filed by Holdings. Federal and state income taxes are calculated as if the Company filed on a separate return basis.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence on a separate return basis. The effect on deferred tax assets

(Continued)

and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(f) Investments

Marketable securities are carried at market value, and securities not readily marketable are carried at fair value as determined by management.

(g) Stock-Based Compensation

Effective January 1, 2006 the Company adopted Financial Accounting Standards Board (FASB) Statement No. 123 (revised 2004), *Share-Based Payment* (Statement 123R). Statement 123R requires measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock options. The Company adopted Statement 123R under the modified prospective method of application. Under this method, the Company recognizes compensation costs, based on grant-date fair value, for new grants of share-based awards and the remaining portion of the fair value of the unvested awards at the adoption date. Share based compensation costs included in net income amounted to $627,000 and $414,000 for the years ended December 31, 2007 and 2006, respectively.

(h) Reclassifications

Certain amounts for 2006 have been reclassified to conform with the presentation for 2007.

(3) Investment Securities

Investment securities at market value as of December 31, were as follows:

		2007	2006
Obligations of U.S. government	$	496	495
Mutual fund investing primarily in debt securities		595	535
	$	1,091	1,030

(4) Deposits With Clearing Organization

Deposits with clearing organization consisted primarily of U.S. Treasury obligations at December 31, 2007 and 2006.

(5) Net Capital Requirement

The Company is required to comply with the uniform net capital rule of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any securities transaction should its "aggregate indebtedness" exceed 15 times its "net capital," as those terms are defined in the rule at December 31, 2007 and 2006, respectively. This rule also requires that the Company maintain "net capital" of the greater of $250,000 or 6.67% of aggregate indebtedness at December 31, 2007 and 2006. In computing net capital, items not readily convertible into cash are excluded.

(Continued)

A computation of the Company's aggregate indebtedness and net capital under the uniform net capital rule as of December 31, 2007 and 2006 is as follows (in thousands):

		2007	2006
Aggregate indebtedness	$	2,107	2,454
Net capital – total member's equity		4,053	2,165
Debt items:			
Nonallowable assets:			
Receivable from clearing company		(544)	(413)
Prepaid expenses and other assets		(939)	(341)
Other deductions:			
Fidelity bond		(270)	(270)
Unsecured debits		(1)	(10)
Haircuts		(54)	(48)
Net capital		2,245	1,083
Minimum required net capital		250	250
Excess net capital	$	1,995	833
Ratio of aggregate indebtedness to net capital		94%	227%

There are no material differences between this computation and the computation filed by the Company on Securities and Exchange Commission Form X-17 A-5 (FOCUS filing) as of December 31, 2007 and 2006.

(6) Schedules

No supporting schedules are included herewith since the information required under Rule 17a-5 of the Securities and Exchange Commission is included in the notes to financial statements or is not applicable as the Company is claiming an exemption under Rule 15c3-3(k)(2)(ii) from the requirements of computing the reserve requirements and presenting information for possession or control requirements thereunder.

(7) Related Party Transactions

Pursuant to an intercompany services agreement (Service Agreement) with Brown Investment Advisory & Trust Company (Trust), a wholly-owned subsidiary of Holdings, Trust pays certain expenses for the Company and the Company is allocated certain operating expenses, including occupancy, communications and data processing, advertising and employee benefits. Management believes that the Service Agreement results in the Company recognizing costs as incurred and in amounts related to the Company's economic obligations. In addition, as compensation for referring clients to Trust, the Company is allocated a portion of fees earned by Trust. Revenues from asset-based fees included $1,409,000 and $1,674,000 in 2007 and 2006, respectively, related to these revenue sharing arrangements. The Company had a receivable from Trust in the amount of $146,000 at December 31, 2007 and a payable to Trust in the amount of $352,000 at December 31, 2006.

(Continued)

The Company has received in the past and may receive future capital contributions from Holdings to continue operations. Holdings has agreed to continue to support the operations of the Company, if required, for the foreseeable future.

(8) Noncash Compensation Plans

The Board of Directors of Holdings has approved the issuance of options to purchase its common stock, the issuance of shares of common stock, and subordinated debentures convertible into its common stock, to certain key employees of the Company. Holdings made loans to the employees to fund the purchase of the common stock and debentures. In addition, Holdings made loans to certain employees pursuant to promissory notes upon the employees joining the Company. Compensation expense relating to loan forgiveness allocated to the Company by Holdings was $1,040,000 and $1,734,000 in 2007 and 2006, respectively.

Holdings has a deferred compensation plan for certain of its key executives and employees. Compensation expense allocated to the Company by Holdings was $365,000 and $244,000 in 2007 and 2006, respectively.

Options to purchase common stock of Holdings have a 10-year term and generally vest over a graded schedule of up to 5 years from the grant date. The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model using the assumptions in the following table. The Company uses historical data to estimate the expected term of the option, such as option exercise and post-vesting departure behavior. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The Company estimates its stock volatility by taking the average of the stock volatilities of a selected peer group of public asset management companies.

	2007	2006
Valuation assumptions:		
Expected dividend yield	0%	0%
Expected volatility	29 – 30%	30%
Expected term (years)	7.5	7.5
Risk-free interest rate	4.53 – 4.78%	4.37 – 4.66%

The weighted average grant date fair value of options granted during the years 2007 and 2006 was $30.40 and $26.71, respectively. The total intrinsic value of options exercised during the years ended December 31, 2007 and 2006 was $226,000 and $68,000, respectively.

(Continued)

Stock option activity during the periods indicated is as follows:

	Number of options		Weighted average exercise price
Balance at December 31, 2005	121,716	$	39.50
Granted	23,253		61.08
Exercised	(2,350)		(39.22)
Forfeited	(650)		(39.22)
Expired	—		—
Balance at December 31, 2006	141,969		43.04
Granted	13,350		69.36
Exercised	(5,766)		(39.22)
Forfeited	(2,791)		(40.25)
Expired	—		—
Balance at December 31, 2007	146,762	$	45.60
Exercisable at December 31, 2007	96,021	$	39.22

The weighted average remaining contractual term of options outstanding and options currently exercisable are 6.7 and 5.9 years, respectively.

The total compensation cost for options recognized was $627,000 and $414,000 in 2007 and 2006, respectively. At December 31, 2007 there was $754,000 of total unrecognized compensation cost related to nonvested option awards. That cost is expected to be recognized over a weighted average period of 2.9 years.

(9) Income Taxes

Income tax expense was $795,000 and $47,000 for the years ended December 31, 2007 and 2006, respectively. The 2007 and 2006 income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax income as a result of the following (in thousands):

		2007	2006
Expected tax expense at 34% tax rate	$	1,045	81
Increase/(reduction) in income taxes resulting from:			
Incentive stock option expense		190	137
Disqualifying stock option dispositions		(4)	(23)
50% meals and entertainment disallowance		18	21
State income taxes, net of federal income tax benefit		170	29
Change in valuation allowance		(624)	(198)
Total tax expense	$	795	47

Income tax expense for the year ended December 31, 2007 consists of:

		Current	Deferred	Total
2007:				
Federal	$	938	(400)	538
State		142	115	257
	$	1,080	(285)	795

		Current	Deferred	Total
2006:				
Federal	$	52	(13)	39
State		55	(47)	8
	$	107	(60)	47

Deferred tax assets are comprised of the following at December 31, 2007 and 2006 (in thousands):

		2007	2006
Deferred tax assets:			
Net operating loss carryforward	$	—	58
Deferred compensation		127	48
Employee loan forgiveness		222	612
Other		31	5
Less valuation allowance		—	(624)
Net deferred tax assets		380	99
Deferred tax liability – prepaid expenses		(35)	(39)
Net deferred tax asset	$	345	60

The net change in valuation allowance was a decrease of $624,000 and $198,000 in 2007 and 2006, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

The Company is included in the consolidated federal income tax return and the state income tax returns of Holdings. The Company recognizes federal and state income tax expense equal to that which the Company would incur if it filed separate returns.

KPMG LLP
111 South Calvert Street
Baltimore, MD 21202

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Member
Brown Advisory Securities, LLC:

In planning and performing our audit of the financial statements of Brown Advisory Securities, LLC (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the member and management of the Company, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

KPMG LLP

February 28, 2008

END